UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SEC ON MAY 26, 2017

EXHIBITS.

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

1.1	Underwriting Agreement, dated November 6, 2017, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC and KNOT Shuttle Tankers AS and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as underwriter

5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities

8.1	Opinion of Vinson & Elkins L.L.P. as to certain U.S. federal tax matters

8.2	Opinion of Watson Farley & Williams LLP as to certain Marshall Islands tax matters

8.3	Opinion of Advokatfirmaet Thommessen AS as to certain Norway tax matters

99.1	Press release of the Partnership, dated November 7, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: November 9, 2017	By:	/s/ John Costain
Name: John Costain
Title: Chief Executive Officer and Chief Financial Officer

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